UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2023

Aura FAT Projects Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

Cayman Islands	001-901886	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Phillip Street, #09-00, Royal One Phillip

Singapore, 048692

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +65-3135-1511

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share and one Redeemable Warrant	AFARU	The Nasdaq Stock Market LLC
Class A Ordinary Share, $0.0001 par value per share	AFAR	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	AFARW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On September 14, 2023, Aura FAT Projects Acquisition Corp., a Cayman Islands exempted company limited by shares, with company registration number 384483 (the “Company”), issued a press release announcing that Mr. Andreas Ehn has agreed to join the Company’s board of directors (the “Board”) as an independent director upon completion of the previously announced business combination with Allrites Holdings Pte, Ltd. (“Allrites”). Mr. Ehn’s appointment follows discussions with Allrites in accordance with the previously disclosed business combination with Allrites.

The Company has determined that Mr. Ehn qualifies as “independent” in accordance with the published listing requirements of NASDAQ. There is no arrangement or understanding with any person pursuant to which Mr. Ehn was chosen to be a member of the Board. There are no transactions or relationships between the Company and Mr. Ehn that are reportable under Item 404(a) of Regulation S-K. In connection with Mr. Ehn’s appointment, Mr. Ehn entered into an offer letter dated July 17, 2023 with the Company (the “Director Appointment Letter”). Pursuant to the Director Appointment Letter, Mr. Ehn will receive annual compensation of $480,000 for his service as a member of the board and for any committee roles he participates in. Additionally, he will be entitled to receive a maximum of $60,000 annually in the Company’s performance rights.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
99.1	Press Release dated September 14, 2023.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has caused this report to be signed on its behalf by the undersigned duly authorized officer.

Aura FAT Projects Acquisition Corp

Date: September 14, 2023	By:	/s/ David Andrada
David Andrada
Co-Chief Executive Officer

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